Exhibit 99.1

Canopy Growth announces multi-year extraction agreement with Valens GroWorks

SMITHS FALLS, ON, Dec. 13, 2018 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or the "Company") announces today that it has entered into a multi-year extraction agreement with Valens GroWorks Corp. (CSE: VGW) (OTC-PINK: MYMSF) ("Valens"), a licensed, vertically integrated provider of cannabis products and services focused on various proprietary extraction methodologies, distillation, cannabinoid isolation and purification.

Under the terms of the multi-year agreement, Valens will utilize their proprietary technology and methodologies to process the Company's whole flower and trim into high-grade cannabis resin. Canopy Growth expects the first shipment of product for extraction will occur before the end of December 2018.

Valens previously joined Canopy Growth's CraftGrow program in October 2017. CraftGrow provides craft cannabis producers with the opportunity to bring unique cannabis products to market through the Company's leading sales channels. Having recently received its cultivation licence, Valens expects to have its first branded products available via CraftGrow for the medical and recreational markets by the end of March 2019.

"Diversifying our extraction supply capabilities with Valens, a company positioning itself as a specialized extractor, increases our ability to supply a consistent, high-quality inventory of oils for products such as Softgels," commented Mark Zekulin, President & Co-CEO, Canopy Growth. "We're also excited to see Valens progress in its licensing capabilities so that it can add its products to our CraftGrow program, increasing the diversity of high-quality cannabis products available for medical and recreational customers in 2019."

"We are pleased to provide specialized extraction services to support Canopy Growth's innovative product offerings, while also capitalizing on our CraftGrow partnership to bring Valens branded products to market in the new year," says Tyler Robson, CEO, Valens GroWorks Corp. "We take pride in our proprietary extraction processes and are honoured to be recognized for our capabilities in supporting the growth of the cannabis market, particularly with the increasing role cannabis oils will soon play in the edibles space."

Here's to Future Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

About Valens GroWorks
Valens GroWorks Corp. is a research-driven, vertically integrated Canadian cannabis company focused on downstream secondary extraction methodology, distillation and cannabinoid isolation and purification, as well as associated quality testing with three wholly-owned subsidiaries located in and around Kelowna, BC. Subsidiary Valens Agritech ("VAL") holds a license to cultivate cannabis and produce cannabis oil under the Cannabis Act, as well as a license to conduct analytical testing for the cannabis industry.  VAL also has a supply agreement with Canopy Growth Corporation under their extensive CraftGrow distribution network. Subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant Based Science. Subsidiary Valens Farms is in the process of becoming a purpose-built facility in compliance with European Union (EU) Good Manufacturing Practices (GMP) standards, ensuring the product from this facility can be exported anywhere in the world where Cannabis is nationally legal for medical or adult usage purposes. For more information, please visit http://valensgroworks.com. The Company's investor deck can be found specifically at http://valensgroworks.com/investors/

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to new products entering Canopy Growth sales channels, and statements regarding extracted product and supply into medical or recreational markets. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 08:30e 13-DEC-18